Exhibit 16.1

June 22, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K dated June 23, 2004, of Zix Corporation and are in agreement with the statements contained in the second sentence of the second paragraph and in the third and fourth paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Sincerely,

/s/ Ernst & Young LLP